NAME OF REGISTRANT
Franklin Value Investors Trust
File No. 811-05878

EXHIBIT ITEM No. 77C: Submission of matters to a vote of security holders

Franklin Large Cap Value Fund
(a series of Franklin Value Investors Trust)


MINUTES OF THE SPECIAL MEETING OF SHAREHOLDERS

May 20, 2016

Proposal. To approve a plan of reorganization between the Franklin Large Cap Value Fund and the Franklin Rising Dividends Fund.


Shares
Voted
% of
Total Voted
For	3,866,024.234	93.313%
Against	95,632.417	2.308%
Abstain	181,418.549	4.379%
TOTAL	4,143,075.2	100.000%